Filed Pursuant to Rule 433
Dated April 25, 2007
Registration Statement: No. 333-132606

State Street Corporation
$700,000,000
Dual-Tranche Offering
Terms and Conditions

10 Year Fixed Rate Notes Offering

Issuer:	State Street Corporation
Security Type:	Senior Notes
Legal Format:	SEC Registered
Ratings:	Aa3/AA-/AA- (Stable/Stable/Stable)
Principal Amount:	$450,000,000
Issue Date:	April 25, 2007
Settlement Date:	April 30, 2007 (T + 3)
Stated Maturity Date:	April 30, 2017
(Because April 30, 2017 is not a business day, actual maturity date is May 1, 2017 due to Business Day Convention)
Coupon:	5.375%
Pricing Benchmark:	4.625% UST due 2/17
Benchmark Yield:	4.642%
Reoffer Spread to Benchmark:	74 bps (0.74%)
Reoffer Yield:	5.382%
Reoffer Price:	99.946%
Interest Payment Dates:	Semi-Annually on the 30th of April and October
First Payment Date:	October 30, 2007
Day Count / Business Day Convention:	30/360, Modified Following, Unadjusted
Denominations:	$1,000 x $1,000
Sole Bookrunner:	Lehman Brothers Inc.
Joint Lead Manager:	Morgan Stanley & Co. Incorporated
Co-Managers:	Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.
CUSIP:	857477 AD5
ISIN:	US857477AD51

The issuer has filed a registration statement (No. 333-132606), including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.